Bandwidth Inc.

900 Main Campus Drive

Raleigh, NC 27606

November 8, 2017

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Bernard Nolan, Attorney-Advisor

Re:	Bandwidth Inc.
Registration Statement on Form S-1
File No. 333-220945

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Bandwidth Inc. (the “Company”), hereby requests acceleration of the effective date of the Registration Statement on Form S-1 File No. 333-220945, as amended, so that it may become effective at 4:00 p.m. on November 9, 2017 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. Please call either Michael Benjamin of Latham & Watkins LLP at (212) 906-1311 or Shagufa Hossain of Latham & Watkins LLP at (202) 637-2323 to provide notice of effectiveness.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Bandwidth Inc.

By:	/s/ David A. Morken
	Name:	David A. Morken
	Title:	Cofounder, Chief Executive Officer and Chairman

cc:	John C. Murdock, Bandwidth Inc.

Jeff Hoffman, Bandwidth Inc.

W. Christopher Matton, Bandwidth Inc.

Michael Benjamin, Latham & Watkins LLP

John Chory, Latham & Watkins LLP

Shagufa Hossain, Latham & Watkins LLP